July 8, 2019

Amir London
Chief Executive Officer
Kamada Ltd.
2 Holzman St. P.O. Box 4081
Science Park
Rehovot 7670402
Israel

       Re: Kamada Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-35948

Dear Mr. London:

       We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Note 2: Significant Accounting Policies
j. Revenue Recognition, page F-12

1. You state that you do not recognize revenue until it can be reliably measured. Since IFRS
      15 requires revenues to be recognized when an entity satisfies its performance obligation at the estimated transaction price, unless a significant reversal in the amount of cumulative revenue recognized is probable, please tell us how your accounting policy complies with
      IFRS 15. In addition, please clarify for us how you account for agreements which contain multiple performance obligations such as the Takeda agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Amir London
Kamada Ltd.
July 8, 2019
Page 2

       You may contact Keira Nakada at 202-551-3659 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameAmir London                          Sincerely,
Comapany NameKamada Ltd.
                                                       Division of Corporation
Finance
July 8, 2019 Page 2                                    Office of Healthcare &
Insurance
FirstName LastName